December 11, 2007
VIA EDGAR
Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	MedAssets, Inc. Amendment No. 7 to Registration Statement on Form S-1 File No. 333-145693
Dear Mr. Shuman:
     On behalf of MedAssets, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 7 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from Amendment No. 5 to the Registration Statement filed on November 28, 2007. As discussed with Katherine Wray previously, the Company is filing this amendment to make minor revisions to certain information in the prospectus.
     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8981.

     Very truly yours,
      /s/ Morgan D. Elwyn
      Morgan D. Elwyn

cc:	MedAssets, Inc. Steven J. Gartner, Esq.